Filed by Datum One Series Trust (SEC File Nos.: 333-237048; 811-23556) pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-12 under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Brandes Investment Trust (SEC. File Nos.: 033-81396; 811-08614)

The proxy statement/prospectus contains important information about the proposed reorganizations and therefore you are advised to read it. The proxy statement/prospectus and other information are available for free on the SEC’s website (www.sec.gov).

Dear Fellow Shareholder,

We have been trying to reach you regarding the Joint Special Meeting of Shareholders of certain funds of the Brandes Investment Trust, scheduled for June 13, 2024. We still haven’t yet received your vote and WE NEED YOUR HELP! You may think your vote is inconsequential, but your participation helps us to avoid costly additional adjournments and solicitations.

The full proxy statement is available for review at www.OkapiVote.com/Brandes. But in summary, shareholders are being asked to approve a reorganization of their Brandes Fund(s) into a corresponding series of Datum One Series Trust (“Datum One”) of the same name.

As a result of the Reorganization, there will be:

•	No change to the management fee. Annual net operating expenses are expected to be the same or lower.

•	No change to the investment adviser. Brandes Investment Partners would remain as the investment adviser.

•	No material change in the way the funds are managed.

Nevertheless, there may be potential benefits of the reorganization including the following:

•	Potential for economies of scale and lower expenses over time.

•	Opportunity for operational efficiencies, permitting Brandes to focus on core competencies, including portfolio management and increased sales and distribution efforts to grow the funds in the future.

•	Opportunity to share various costs with other funds as well as potentially better pricing arrangements with service providers.

In order for your vote to be represented, we must receive your voting instructions. EVEN IF IT IS PAST THE INDICATED MEETING DATE, PLEASE SUBMIT YOUR VOTE TODAY USING THE URL PROVIDED IN YOUR EMAIL

THE BOARD OF TRUSTEES OF THE BRANDES INVESTMENT TRUST RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE PROPOSAL

If you have any questions or need assistance voting your shares, please contact our proxy solicitation firm, Okapi Partners LLC, Toll-Free at: (888) 785-6709 or by email at: Brandes@OkapiPartners.com.

Sincerely,

Jeff Busby, CFA

President and Trustee, Brandes Investment Trust